As filed with the Securities and Exchange Commission on March 12, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

53227M 107
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust V, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation: $15,500,000 (a)	Amount of Filing Fee*: $2,011.90 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of cash offered by the Company.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,011.90 Form or Registration No.: TO-I	Filing Party: Lightstone Value Plus Real Estate Investment Trust V, Inc. Date Filed: December 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 5 supplements and amends the Tender Offer Statement on Schedule TO of Lightstone Value Plus Real Estate Investment Trust V, Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2019 (the “Schedule TO”) relating to the Company’s offer to purchase for cash up to 2 million shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 444,000 Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $7.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2020, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 5 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company has received the preliminary results of the tender offer, which expired at midnight Eastern Time, on February 28, 2020. Based on the preliminary count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of approximately 2,183,888 Shares were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer, and based on the preliminary count by DST, the Company expects to accept for purchase 2,000,000 Shares properly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $7.75 per Share, or approximately $15.5 million of Shares, excluding fees and expenses relating to the tender offer.

Based on this preliminary count, the Shares expected to be purchased in the tender offer represent approximately 9.0% of the Company’s issued and outstanding Shares as of February 28, 2020. Based on these preliminary numbers, the Company anticipates that, following settlement of the tender offer, it will have approximately 20,222,559 Shares outstanding.

The number of Shares expected to be purchased in the tender offer is preliminary and subject to change and to confirmation by DST.  The final number of Shares to be purchased will be announced following the completion by DST of the confirmation process. Payment for the Shares accepted for purchase pursuant to the tender offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter, in accordance with applicable law. Payment will be made in cash, less any applicable withholding taxes and without interest.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page to this Amendment No. 5 is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated December 17, 2019

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders

(a)(2)(B)*	Email to Financial Advisors

(a)(2)(C)*	Letter provided to Stockholders requesting redemptions under share redemption program

(a)(2)(D)*	Notice to Stockholders regarding the extension of the Expiration Date to January 31, 2020

(a)(2)(E)*	Press Release dated January 21, 2020

(a)(2)(F)*	Email to Financial Advisors regarding the extension of the Expiration Date

(a)(2)(G)*	Press Release dated January 31, 2020

(a)(2)(H)*	Notice to Stockholders regarding the extension of the Expiration Date to February 28, 2020

(a)(2)(I)*	Email to Financial Advisors regarding the extension of the Expiration Date to February 28, 2020

(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding the share redemption program

(d)(1)(A)*	Fifth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 4, 2019

*          Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE REAL ESTATE
INVESTMENT TRUST V, INC.

Date: March 12, 2020
	BY:	/s/ Seth Molod
Seth Molod
Executive Vice President and Chief Financial Officer